                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                              FORBES MEDI-TECH INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344907100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    3/2/2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.     344907100
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        CANTOR FITZGERALD & CO. (IRS ID #13-3680184)
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization
        NEW YORK
--------------------------------------------------------------------------------
                       5.  Sole Voting Power                      0
Number of
Shares                ----------------------------------------------------------
Beneficially           6. Shared Voting Power                     4,514,396
Owned by
Each                  ----------------------------------------------------------
Reporting              7.  Sole Dispositive Power                 0
Person
With                  ----------------------------------------------------------
                       8.  Shared Dispositive Power               4,514,396

--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person   4,514,396
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)       13.2
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        BD
--------------------------------------------------------------------------------

CUSIP No.     344907100
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        CANTOR FITZGERALD SECURITIES (IRS ID # 13-3680187)
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization
        NEW YORK
--------------------------------------------------------------------------------
                     5.  Sole Voting Power             0
Number of
Shares            --------------------------------------------------------------
Beneficially         6.  Shared Voting Power           4,514,396
Owned by
Each              --------------------------------------------------------------
Reporting            7.  Sole Dispositive Power        0
Person
With              --------------------------------------------------------------
                     8.  Shared Dispositive Power      4,514,396

--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person   4,514,396
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)      13.2%
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        HC
--------------------------------------------------------------------------------

CUSIP No.     344907100
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        CANTOR FITZGERALD, L.P. (IRS ID # 13-3680189)
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization
        DELAWARE
--------------------------------------------------------------------------------
                      5.  Sole Voting Power              0
Number of
Shares              ------------------------------------------------------------
Beneficially          6.  Shared Voting Power            4,514,396
Owned by
Each Reporting      ------------------------------------------------------------
Person                7.  Sole Dispositive Power         0
With
                    ------------------------------------------------------------
                      8.  Shared Dispositive Power       4,514,396

--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person   4,514,396
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)       13.2%
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        HC
--------------------------------------------------------------------------------

CUSIP No.     344907100
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        CF GROUP MANAGEMENT, INC. (IRS ID # 13-3679422)
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Citizenship or Place of Organization
         NEW YORK
--------------------------------------------------------------------------------
                         5.    Sole Voting Power                 0
Number of
Shares                ----------------------------------------------------------
Beneficially             6.    Shared Voting Power               4,514,396
Owned by
Each                  ----------------------------------------------------------
Reporting                7.    Sole Dispositive Power            0
Person
With                  ----------------------------------------------------------
                         8.    Shared Dispositive Power          4,514,396

--------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person    4,514,396
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)        13.2%
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        HC
--------------------------------------------------------------------------------

CUSIP No.     344907100
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        HOWARD W. LUTNICK
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization
        U.S.
--------------------------------------------------------------------------------
                         5.   Sole Voting Power                  0
Number of
Shares                ----------------------------------------------------------
Beneficially             6.   Shared Voting Power                4,514,396
Owned by
Each                  ----------------------------------------------------------
Reporting                7.   Sole Dispositive Power             0
Person
With                  ----------------------------------------------------------
                         8.   Shared Dispositive Power           4,514,396

--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person   4,514,396
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)        13.2%
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

ITEM 1.

          (a)  Name of Issuer FORBES MEDI-TECH INC.

          (b)  Address of Issuer's Principal Executive Offices
               200 - 750 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA
               V6C 2T8

ITEM 2.

          (a)  Name of Person Filing: THIS STATEMENT IS BEING FILED PURSUANT TO
               A JOINT FILING AGREEMENT (ATTACHED AS EXHIBIT 1 AND INCORPORATED
               HEREIN BY REFERENCE) BY (I) CANTOR FITZGERALD & CO. ("CFC") A NEW
               YORK GENERAL PARTNERSHIP AND THE RECORD OWNER OF THE SHARES, (II)
               CANTOR FITZGERALD SECURITIES ("CFS"), A NEW YORK GENERAL
               PARTNERSHIP AND THE MANAGING PARTNER OF CFC, (III) CANTOR
               FITZGERALD, L.P. ("CFLP"), A DELEWARE LIMITED PARTNERSHIP AND THE
               MANAGING PARTNER OF CFS, (IV) CF GROUP MANAGEMENT, INC. ("CFGM"),
               A NEW YORK CORPORATION AND THE MANAGING GENERAL PARTNER OF CFLP,
               AND (V) HOWARD W. LUTNICK, THE SOLE SHAREHOLDER OF CFGM
               (SOMETIMES COLLECTIVELY REFERRED TO AS THE "REPORTING PERSONS"),

          (b)  Address of Principal Business Office or, if none, Residence: THE
               PRINCIPAL BUSINESS OFFICE FOR EACH OF THE REPORTING PERSONS IS
               110 EAST 59TH ST., NEW YORK, NY 10022.

          (c)  Citizenship: : SEE ITEM 2(A)

          (d)  Title of Class of Securities: COMMON SHARES

          (e)  CUSIP Number: 344907100

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
          240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [X]   Broker or dealer registered under section 15 of the Act
                     (15 U.S.C. 78o). THIS ITEM APPLIES TO CANTOR FITZGERALS &
                     CO.

          (b)  [ ]   Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

          (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).

          (d)  [ ]   Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e)  [ ]   An investment adviser in accordance with
                     ss.240.13d-1(b)(1)(ii)(E);

          (f)  [ ]   An employee benefit plan or endowment fund in accordance
                     with ss.240.13d-1(b)(1)(ii)(F);

          (g)  [X]   A parent holding company or control person in accordance
                     with ss. 240.13d-1(b)(1)(ii)(G); THIS ITEM APPLIES TO
                     CANTOR FITZGERALD SECURITIES, CANTOR FITZGERALD, L.P., CF
                     GROUP MANAGEMENT, INC., CFGM CF&CO HOLDINGS, LLC, CFGM CFS
                     HOLDINGS, LLC, CFLP CF&CO HOLDINGS, LLC, CFLP CF&CO I
                     HOLDINGS, L.P., CFLP CFS HOLDINGS, LLC, CFLP CFS I
                     HOLDINGS, L.P., AND HOWARD W. LUTNICK.

          (h)  [ ]   A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [ ]   A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. As to each of the
Reporting Persons:

     (a)   Amount beneficially owned:    4,514,396.

     (b)   Percent of class:             13.2%.

     (c)   Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote ___________.

           (ii)  Shared power to vote or to direct the vote 4,514,396.

           (iii) Sole power to dispose or to direct the disposition of ________.

           (iv)  Shared power to dispose or to direct the disposition of
                 4,514,396.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

NOT APPLICABLE

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
          CONTROL PERSON.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in thistatement is true, complete and correct.

CANTOR FITZGERALD & CO.

By: /s/ Irvin Goldman
    -------------------------------
Name:  Irvin Goldman
Title: President
Date:  April 10, 2006

CANTOR FITZGERALD SECURITIES

By: /s/ Irvin Goldman
    -------------------------------
Name:  Irvin Goldman
Title: President
Date:  April 10, 2006

CANTOR FITZGERALD L.P.

By: /s/ Howard W. Lutnick
    -------------------------------
Name:  Howard W. Lutnick
Title: Chairman
Date:  April 10, 2006

CF GROUP MANAGEMENT

By: /s/ Howard W. Lutnick
    -------------------------------
Name:  Howard W. Lutnick
Title: President
Date:  April 10, 2006

By: /s/ Howard W. Lutnick
    -------------------------------
Name:  Howard W. Lutnick
Date:  April 10, 2006

[Signature Page to Schedule 13G dated April 10, 2006]

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT, dated as of the 10th day of April 2006, among
Cantor Fitzgerald & Co., Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P.,
CF Group Management, and Howard W. Lutnick (collectively, the "Joint Filers").

     Whereas, pursuant to Rule 13d-1(k) under Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligations under Section 13(d) of the Exchange Act by a single joint filing:

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

     1.  Schedule 13G with respect to the Common Stock of Forbes Medi-Tech Inc.
         (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

     2.  Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

     3.  Each of the Joint Filers is responsible for the timely filing of
         Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

CANTOR FITZGERALD & CO.
By: /s/ Irvin Goldman
    --------------------------------

Name:  Irvin Goldman
Title: President
Date:  April 10, 2006

CANTOR FITZGERALD SECURITIES

By: /s/ Irvin Goldman
    --------------------------------
Name:  Irvin Goldman
Title: President
Date:  April 10, 2006

CANTOR FITZGERALD L.P.
By: /s/ Howard W. Lutnick
    --------------------------------
Name:  Howard W. Lutnick
Title: Chairman
Date:  April 10, 2006

CF GROUP MANAGEMENT

By: /s/ Howard W. Lutnick
    --------------------------------
Name:  Howard W. Lutnick
Title: President
Date:  April 10, 2006

By: /s/ Howard W. Lutnick
    --------------------------------
Name:  Howard W. Lutnick
Date:  April 10, 2006

[Signature Page to Joint Filing Agreement for Schedule 13G dated April 10, 2006]